Exhibit 23.2
CONSENT OF ACCOUNTANTS
We consent to the incorporation by reference of our report, dated November 12, 2010, relating to the balance sheets of Signature Assisted Living of Texas, LLC as of June 30, 2010 and 2009, and the related statements of income, members’ equity and cash flows for the six months then ended, which is included in this Current Report on Form 8-K/A of Capital Senior Living Corporation (the “Company”) and into the Registration Statements of the Company on Form S-8 (File Nos. 333-143403, 333-117821 and 333-92045), in each case as may be further amended. This consent should not be regarded as in any way updating the aforementioned report or representing that we performed any procedures subsequent to the date of such report.
Dallas, Texas
November 22, 2010
12221 Merit Drive • Suite 1800 • Dallas, Texas 75251
972.404-1010 • Facsimile 972.404.1122 • E-mail: hmpc@hmpc.com • www. hmpc.com